As filed with the Securities and Exchange Commission on April 6, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDAREX, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options To Purchase Shares of Common Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)

583916101
(CUSIP Number of Class of Securities of Underlying Common Stock)

Irwin Lerner
Interim President and Chief Executive Officer
Medarex, Inc.
707 State Road
Princeton, New Jersey 08540
(609) 430-2880
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

W. Bradford Middlekauff Senior Vice President, General Counsel and Secretary 707 State Road Princeton, New Jersey 08540 (609) 430-2880	Nancy H. Wojtas, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$18,964,782	$582.22

*                    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 2,958,051 shares of common stock of Medarex, Inc. having an aggregate value of $18,964,782 as of March 9, 2007 will be amended pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model as of March 9, 2007.

**             Previously paid.

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.

☒          Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO. 583916101

SCHEDULE TO
(Amendment No. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Offer to Amend Eligible Options (the “Offer to Amend”), filed with the Securities and Exchange Commission (“SEC”) on March 12, 2007, in connection with Medarex, Inc.’s (“Medarex”) offer to certain optionees the opportunity to amend certain of their stock options to purchase Medarex common stock to increase the exercise price of these options to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. Except as expressly amended and supplemented hereby, all terms of the Offer to Amend and all disclosure in the Schedule TO and Exhibits thereto, filed with SEC on March 12, 2007, remain unchanged.

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SCHEDULE TO
(AMENDMENT NO. 1)

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding Exhibit 99.(a)(l)(J) (Amendment No. 1 to Offer To Amend Eligible Options) and Exhibit 99.(a)(l)(K) (Form of Email Announcing Amendment No. 1 to Offer to Amend Eligible Options).

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SCHEDULE TO
(AMENDMENT NO. 1)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2007.

MEDAREX, INC.

By:	/s/ Christian S. Schade
Christian S. Schade
Senior Vice President and Chief Financial
Officer

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SCHEDULE TO

INDEX OF EXHIBITS

99.(a)(1)(J)	Amendment No. 1 to Offer to Amend Eligible Options.

99.(a)(l)(K)	Form of Email announcing Amendment No. 1 to Offer to Amend Eligible Options.